UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File No. 001–07964

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NOBLE ENERGY, INC. 100 Glenborough Drive, Suite 100 Houston, Texas 77067

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

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Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee
Noble Energy, Inc. Thrift and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Noble Energy, Inc. Thrift and Profit Sharing Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas
June 3, 2010

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NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Investments, at fair value (Note 4)	$151,236,020	$107,207,707
Participant loans	3,701,298	3,428,393
Total investments	154,937,318	110,636,100
Receivables
Employer contributions receivable	4,109,012	2,806,175
Interest and dividends receivable	-	2,253
Due from trustee for securities sold	198,964	-
Total receivables	4,307,976	2,808,428
Cash, non-interest bearing	-	7,680
Total Assets	159,245,294	113,452,208

Liabilities
Due to trustee for securities purchased	-	115,388
Total Liabilities	-	115,388
Net Assets Available for Benefits, Before Adjustment	159,245,294	113,336,820

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	352,326	920,016
Net Assets Available for Benefits	$159,597,620	$114,256,836

The accompanying notes are an integral part of these financial statements.

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NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2009	2008

Investment Income (Loss)
Net appreciation (depreciation) in fair value of investments (Note 4)	$32,522,668	$(49,722,935)
Dividends	2,097,776	3,002,703
Participant loan interest	196,397	230,149
Interest from other investments	331,130	727,545
Net Investment Income (Loss)	35,147,971	(45,762,538)

Contributions
Participants	11,305,352	9,949,697
Rollover	695,907	526,803
Employer, net of forfeitures	10,609,172	8,396,968
Total Contributions	22,610,431	18,873,468

Deductions
Benefits paid to participants	12,396,528	10,939,778
Administrative expenses	21,090	18,745
Total Deductions	12,417,618	10,958,523

Net Increase (Decrease) in Net Assets Available for Benefits	45,340,784	(37,847,593)

Net Assets Available for Benefits
Beginning of year	114,256,836	152,104,429
End of year	$159,597,620	$114,256,836

The accompanying notes are an integral part of these financial statements.

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NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Notes to Financial Statements

For the Years Ended December 31, 2009 and 2008

Note 1.  Description of the Plan

The following description of the Noble Energy, Inc. Thrift and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering certain employees of Noble Energy, Inc., formerly Noble Affiliates, Inc., and its wholly owned subsidiaries (collectively referred to as the Company or Noble Energy). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Employees are eligible to participate in the Plan on the first day of employment. Participants may defer up to 50% of their basic compensation, including overtime, subject to the annual limitation established by the Internal Revenue Service (IRS) of $16,500 in 2009 and $15,500 in 2008. The Company’s matching contribution percentage is 100% of the participant’s deferrals up to 6% of the participant’s basic compensation and is funded subsequent to each pay period. Participants who are age 50 or older are eligible to contribute catch-up contributions, subject to certain IRS limits ($5,500 in 2009 and $5,000 in 2008). In addition, participants may contribute amounts representing rollovers from other qualified plans. The Company does not match rollovers or catch-up contributions.

A profit sharing provision was instituted for participants hired after April 30, 2006 and employed by the Company on the last day of the plan year. The profit sharing contribution is calculated based upon the following percentages of a participant’s basic compensation while a covered employee during that year:

Age of Participant	Percentage of Basic Compensation while a Covered Employee that was Below the Social Security Wage Base	Percentage of Basic Compensation while a Covered Employee that was Above the Social Security Wage Base
Under 35	4%	8%
At least 35 but under 48	7%	10%
At least 48	9%	12%

Participant Account

Participating employees have an option as to the manner in which their employee and employer contributions may be invested. Participants may direct their accounts into a money market fund, various mutual funds, the Noble Energy common stock units as well as other publicly traded securities through a self-directed brokerage feature. Participant accounts are valued daily. Allocations of net earnings are based on account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

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Plan Termination

The Plan is intended to continue indefinitely; however, the right to terminate participation in the Plan is reserved to each participating company. Upon termination or permanent suspension of contributions with respect to all or any one of the participating companies, the accounts of all participants affected thereby will become fully vested, and the balances in their accounts will be distributed in accordance with the provisions of the Plan, as determined by the Noble Energy Employee Benefits Committee (the Committee).

Vesting

Participants are immediately vested in their pretax contributions and rollover contributions. Participants become fully vested in employer matching contributions in accordance with the following schedule:

Period of Service Completed by Participant	Vested Percentage
Less than 1 year	None
At least 1 but less than 2 years	34%
At least 2 but less than 3 years	67%
3 or more years	100%

Participants become fully vested in the profit sharing contribution in accordance with the following schedule:

Period of Service Completed by Participant	Vested Percentage
Less than 3 years	None
3 or more years	100%

The Plan also provides for participants to be fully vested upon death, permanent disability or completion of an hour of service on or after the participant’s 65th birthday.

Benefits Paid to Participants

Distributions are made in lump-sum payments, at the request of the participant, after termination of employment. While employed, a participant may make withdrawals from his or her employer or employee contribution accounts (as allowed under IRS regulations) subject to certain restrictions described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates a financial hardship. The Plan requires automatic cash outs of account balances less than $1,000 upon termination of employment.

Participant Loans

A participant may borrow from the Plan up to the lesser of $50,000 reduced by the highest outstanding loan balance in the previous 12 months or one-half of the participant’s vested account balance. Interest is charged at the current prime rate. Interest rates on outstanding loans as of December 31, 2009 ranged from 3.25% to 9.75% and loans are required to be repaid within five years through payroll deductions. Loans beyond a five year maturity represent loans that originated under the Patina Oil & Gas Corporation Profit Sharing and 401(k) Plan prior to its merger into the Plan. Maturity dates on loans outstanding as of December 31, 2009 ranged from January 1, 2010 to July 31, 2024. Repayments of principal and interest are credited to the borrowing participant’s account. Participants may have a maximum of two loans outstanding at a time.

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Plan Administration

The Plan is administered by the Committee. The investment options available under the Plan (other than Noble Energy common stock units and those selected by a participant under the Plan’s self-directed brokerage feature) are recommended by a professional investment advisory firm appointed by the Committee. Fidelity Management Trust Company (the Trustee) serves as Trustee of the Plan. Fidelity Investments Institutional Operations Company, Inc. is the recordkeeper.

Noble Energy Common Stock Unit Voting Rights

Each participant is entitled to exercise voting rights attributable to the Noble Energy common stock units allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not exercise these rights, the stock units are voted by the Trustee as directed by the Committee.

Note 2.  Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with United States generally accepted accounting principles (US GAAP).

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In May 2009, the Financial Accounting Standards Board (FASB) issued new standards which establish the accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. In particular, the new standards set forth:

•
the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements (through the date that the financial statements are issued or are available to be issued);

•	the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and
•	the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

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The Plan adopted the new standards as of December 31, 2009. The Plan has evaluated subsequent events after the balance sheet date of December 31, 2009 through the time of filing with the SEC on June 3, 2010, which is the date the financial statements were issued.

In June 2009, the FASB established the FASB Accounting Standards Codification (Codification), which officially commenced July 1, 2009, to become the source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities.  Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants.  Generally, the Codification is not expected to change US GAAP.  All other accounting literature excluded from the Codification will be considered nonauthoritative.  The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  All references to authoritative accounting literature are now referenced in accordance with the Codification.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) - Fair Value Measurements and Disclosures (ASU 2010-06) to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. Levels 1, 2 and 3 of fair value measurements are defined in Note 3 below. The Plan will adopt this new accounting standards update in the year ending December 31, 2010 except for the provisions of this update that will be effective in the year ending December 31, 2011. The Plan is currently evaluating the impact of its pending adoption on the Plan’s financial statements.

Valuation of Investments and Income Recognition

Investments traded on national securities exchanges are valued at closing prices on the last business day of the year. Cash is valued at cost, which approximates fair value.

The Plan’s investment in the Fidelity Managed Income Portfolio which is fully benefit-responsive, is presented in the statements of net assets available for benefits at the fair value of units held by the Plan as of December 31, with separate disclosure of the adjustment from fair value to contract value, which is equal to principal balance plus accrued interest.  The fair value of the Fidelity Managed Income Portfolio is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes.  The fair value of underlying wrapper contracts is calculated by the issuer using a discounted cash flow model which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate and (iii) the duration of the underlying portfolio securities.

The statement of net assets available for benefits includes the fair value of the underlying assets and wrap contracts of the Fidelity Managed Income Portfolio based on the proportionate ownership of the Plan.

As of December 31, 2009, there were no reserves against the wrap contracts’ carrying values due to credit risks of the issuers. Effective August 2009, interest rates are reviewed on a monthly basis for resetting instead of being reviewed on a quarterly basis. Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Fidelity Managed Income Portfolio. Such events could include, but are not limited to, the following: the establishment of a defined contribution plan that competes with the Plan for contributions, substantive modification to the Fidelity Managed Income Portfolio or the administration of the Fidelity Managed Income Portfolio, change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on cash flow, transfer to a competing investment option, and failure of the Plan to qualify under the applicable sections of the IRC. Withdrawals initiated by the Plan will normally be provided at contract value as soon as practicable within twelve months following written notice. The Plan does not believe that the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is probable.

Index

The average yields earned by the Fidelity Managed Income Portfolio were approximately 3.16% and 3.57% at December 31, 2009 and 2008, respectively. The average yields earned by the Fidelity Managed Income Portfolio based on the actual interest rates credited to participants were approximately 1.20% and 3.04% at December 31, 2009 and 2008, respectively.

Purchases and sales of investments are recorded on a trade-date basis. Interest is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes gains and losses on investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.

Under the terms of the Plan, the Trustee, on behalf of the trust fund, is allowed to acquire, hold and dispose of the common stock units of Noble Energy. In the event that trading transactions in the stock fund exceed the cash portion of the stock fund, the trust has arranged to utilize lines of credit to facilitate transactions. As of December 31, 2009 and 2008, there were no outstanding balances related to these lines of credit.

Participant Loans

Participant loans are recorded at amortized cost.

Expenses of the Plan

Certain Plan administration expenses, such as loan maintenance fees and check fees, are charged to and paid by the participants requesting the transaction. The Company pays the remaining expenses and fees of the Plan.

Benefit Payments

Benefits are recorded as paid.

Forfeitures

When a participant terminates employment, he or she is entitled to withdraw his or her total vested account balance. The non-vested percentage of the Company’s matching and profit sharing contributions become a forfeiture upon participant termination for reasons other than retirement, death or permanent disability. The forfeiture balance as of December 31, 2009 and 2008 was $15,048 and $13,095, respectively. Forfeitures are used to restore certain amounts to the accounts of rehired participants and to reduce the Company’s future contributions. Forfeitures utilized to reduce future contributions were $100,000 in each of 2009 and 2008.

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Note 3.  Fair Value Measurements

US GAAP for fair value measurements establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. The Plan uses Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value.

Certain investments are measured at fair value on a recurring basis in the statements of net assets available for benefits.  The following methods and assumptions were used to estimate the fair values:

Interest bearing cash, mutual funds, common stocks and other investments – These investments consist of various publicly-traded money market funds, mutual funds, common stock and other investments. The fair values are based on quoted market prices.

Common collective trust fund – The fair value is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes.  The fair value of the underlying wrapper contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The Plan’s fair value is based on the Plan’s proportionate ownership of the underlying investments.

The methods described above may produce a fair value calculation that may not be indicative of net asset value or reflective of future fair value. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date.

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Fair value information for investments that are measured at fair value on a recurring basis is as follows:

	Fair Value Measurements Using
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value Measurement

December 31, 2009
Interest bearing cash	$3,338,128	$-	$-	$3,338,128
Common collective trust fund	-	18,947,189	-	18,947,189
Mutual funds:
Large cap funds	31,087,461	-	-	31,087,461
Mid cap funds	10,131,885	-	-	10,131,885
Small cap funds	2,651,902	-	-	2,651,902
International funds	8,921,256	-	-	8,921,256
Blended funds	18,992,021	-	-	18,992,021
Fixed income funds	10,413,029	-	-	10,413,029
Other funds - brokerage link	561,935	-	-	561,935
Total mutual funds	82,759,489	-	-	82,759,489
Common stocks:
Noble Energy common stock units	44,261,178	-	-	44,261,178
Other common stock - brokerage link	1,912,725	-	-	1,912,725
Total common stocks	46,173,903	-	-	46,173,903
Other investments - brokerage link	17,311	-	-	17,311
Total investments, at fair value	$132,288,831	$18,947,189	$-	$151,236,020

December 31, 2008
Interest bearing cash	$2,499,144	$-	$-	$2,499,144
Common collective trust fund	-	17,055,658	-	17,055,658
Mutual funds	56,821,359	-	-	56,821,359
Noble Energy and other common stocks	30,826,322	-	-	30,826,322
Other investments	5,224	-	-	5,224
Total investments, at fair value	$90,152,049	$17,055,658	$-	$107,207,707

Note 4. Investments

The Plan held the following investments, which separately represented 5% or more of the Plan’s net assets available for benefits:

	December 31,
	2009	2008
Noble Energy common stock units	$44,261,178	$29,701,325
American Funds Growth Fund of America (Class A Shares)	9,124,567	6,132,853
Dodge & Cox Stock Fund	9,263,261	7,396,945
Fidelity Diversified International Fund	8,921,256	5,900,445
Fidelity Managed Income Portfolio (contract value of $19,299,515 and $17,975,674, respectively)	18,947,189	17,055,658
Fidelity Puritan Fund	7,889,813	6,003,394
PIMCO Moderate Duration Fund	10,413,029	6,991,701

As of December 31, 2009 and 2008, approximately 28% and 26% of the Plan’s net assets were invested in Noble Energy common stock units, respectively.

Index

The Plan’s investments, including investments bought, sold and held during the year, appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2009	2008
Noble Energy common stock units	$14,279,785	$(14,613,482)
Mutual funds	16,970,678	(33,675,270)
Common stocks	1,272,205	(1,434,183)
Net appreciation (depreciation) in fair value	$32,522,668	$(49,722,935)

Note 5.  Tax Status

The Plan is exempt from federal income taxes under Sections 401 (a) and 501 (a) of the Internal Revenue Code of 1986, as amended, (IRC) and has received a favorable determination letter from the IRS dated July 22, 2009. Although the Plan has been amended since the date of the determination letter, the Committee is of the opinion that the Plan meets IRC requirements and continues to be tax-exempt.

Note 6.  Related-Party Transactions

The Plan allows for investment in Noble Energy common stock units. The Company is the plan sponsor; therefore, these transactions qualify as related-party transactions.  Total net assets invested in Noble Energy common stock units were $44,261,178 and $29,701,325 as of December 31, 2009 and 2008, respectively.

The Plan also invests in money market funds, a common collective trust fund and mutual funds issued by an affiliate of the Trustee; therefore, these transactions qualify as related-party transactions. Total net assets invested in Fidelity funds and cash accounts were $62,855,541 and $46,487,547 as of December 31, 2009 and 2008, respectively.

The above transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the IRC.

Note 7.  Risks and Uncertainties

The Plan, at the direction of the participants, may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Certain of the funds available for investment by the participants may contain securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

Index

Note 8.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$159,597,620	$114,256,836
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(352,326)	(920,016)
Net assets available for benefits per the Form 5500	$159,245,294	$113,336,820

The following is a reconciliation of net investment income per the financial statements to the Form 5500:

	Year Ended December 31,
	2009	2008
Net investment income (loss) per the financial statements	$35,147,971	$(45,762,538)
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts December 31, 2009 and 2008	(352,326)	(920,016)
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts December 31, 2008 and 2007	920,016	179,882
Net investment income (loss) per the Form 5500	$35,715,661	$(46,502,672)

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

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Schedule 1

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
EIN: 73-0785597 Plan #002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009
Identity of issue, borrower, lessor, or similar party		Description of investment	Current value
	Interest Bearing Cash
*	Fidelity Cash Reserves	Cash	$1,337,303
*	Fidelity Institutional Money Market Portfolio	Cash	1,840,456
*	Fidelity Select Money Market Portfolio	Cash	23,343
	FirstBank Puerto Rico	Certificate of deposit	30,000
	GE Money Bank	Certificate of deposit	24,158
	National Bank of South Carolina	Certificate of deposit	70,693
	Saehan Bank	Certificate of deposit	12,175
	Total Interest Bearing Cash		3,338,128

	Common Collective Trust Fund
*	Fidelity Managed Income Portfolio	Common collective trust fund	18,947,189
	Total Common Collective Trust Fund		18,947,189

	Mutual Funds
	American Century Small Company Fund	Mutual fund	2,651,902
	American Funds Growth Fund of America (Class A Shares)	Mutual fund	9,124,567
	Dodge & Cox Stock Fund	Mutual fund	9,263,261
	Dodge & Cox International Stock Fund	Mutual fund	18,825
*	Fidelity Capital & Income Fund	Mutual fund	4,266
*	Fidelity China Region Fund	Mutual fund	3,523
*	Fidelity Contrafund	Mutual fund	10,861
*	Fidelity Convertible Securities Fund	Mutual fund	3,864
*	Fidelity Diversified International Fund	Mutual fund	8,921,256
*	Fidelity Dividend Growth Fund	Mutual fund	6,365,433
*	Fidelity Freedom Income Fund	Mutual fund	435,605
*	Fidelity Freedom 2000 Fund	Mutual fund	285,134
*	Fidelity Freedom 2005 Fund	Mutual fund	103,762
*	Fidelity Freedom 2010 Fund	Mutual fund	601,210
*	Fidelity Freedom 2015 Fund	Mutual fund	1,684,546
*	Fidelity Freedom 2020 Fund	Mutual fund	2,713,979
*	Fidelity Freedom 2025 Fund	Mutual fund	1,488,410
*	Fidelity Freedom 2030 Fund	Mutual fund	1,472,613
*	Fidelity Freedom 2035 Fund	Mutual fund	754,507
*	Fidelity Freedom 2040 Fund	Mutual fund	906,618
*	Fidelity Freedom 2045 Fund	Mutual fund	491,910
*	Fidelity Freedom 2050 Fund	Mutual fund	163,914
*	Fidelity High Income	Mutual fund	7,165
*	Fidelity Investment Grade Bond Fund	Mutual fund	2,308
*	Fidelity International Growth Fund	Mutual fund	1,996
*	Fidelity Puritan Fund	Mutual fund	7,889,813
*	Fidelity Small Cap Growth Fund	Mutual fund	7,684
*	Fidelity Select Energy Portfolio	Mutual fund	1,326
*	Fidelity Select Food & Agriculture Portfolio	Mutual fund	26,238
*	Fidelity Select Materials	Mutual fund	20,466
*	Fidelity Strategic Real Return Fund	Mutual fund	4,643
	FMI Common Stock Fund, Inc.	Mutual fund	35,651
	Franklin Small Mid-Cap Growth Fund	Mutual fund	3,626,149
	Guinness Atkinson China & Hong Kong Fund	Mutual fund	2,938
	Harding Loevner Emerging Market Portfolio	Mutual fund	13,857
	The Jensen Portfolio, Inc.	Mutual fund	105,741
	Loomis Sayles Bond Retail	Mutual fund	10,352
	Matthews Asian Growth and Income Fund	Mutual fund	36,459
	The Oakmark Equity and Income Fund	Mutual fund	101,204
	The Oakmark International Fund	Mutual fund	34,099
	Perkins Mid Cap Value Fund	Mutual fund	6,505,736
	PIMCO Moderate Duration Fund	Mutual fund	10,413,029
	PRIMECAP Odyssey Aggressive Growth Fund	Mutual fund	22,939
*	Spartan US Equity Index Fund	Mutual fund	6,334,200
	Third Avenue Value Fund	Mutual fund	24,328
	The Tocqueville Gold Fund	Mutual fund	19,258
	Vanguard Small Cap Growth Index	Mutual fund	12,824
	Westcore Select Fund	Mutual fund	24,042
	Western Asset Core Portfolio	Mutual fund	5,078
	Total Mutual Funds		82,759,489

Index

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
EIN: 73-0785597 Plan #002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009
Identity of issue, borrower, lessor, or similar party	Description of investment	Current value
Common Stocks
Aeropostale Inc.	Common stock	$13,824
Agnico-Eagle Mines Ltd.	Common stock	5,417
Akamai Technologies Inc.	Common stock	2,534
AK Steel Hldg Corp.	Common stock	80
Altria Group Inc.	Common stock	1,273
American Eagle Outfitters Inc.	Common stock	1,765
American Oil and Gas Inc.	Common stock	4,515
American Physicians Cap Inc.	Common stock	9,096
Anadarko Petroleum Corp.	Common stock	12,484
Apple Computer Inc.	Common stock	10,537
Archer Daniels Midland	Common stock	2,202
Ascent Solar Technologies Inc.	Common stock	43,068
Athersys Inc	Common stock	4,130
AT&T Inc.	Common stock	22,424
Baidu Com	Common stock	82,246
Bald Eagle Energy Inc.	Common stock	48
Bank of America Corporation	Common stock	9,117
Barrick Gold Corp	Common stock	3,958
Beard Co	Common stock	35,972
Bed Bath & Beyond Inc.	Common stock	7,876
BioFuel Energy Corp.	Common stock	10,840
Bluefire Ethanol Fuels Inc.	Common stock	1,000
BP PLC Spon Adr Repsntg	Common stock	23,188
Bravo Venture Group	Common stock	284
Bronco Drilling Company Inc.	Common stock	512
Cadbury PLC	Common stock	1,294
Cameron	Common stock	4,598
Capstead Mortgage Corp.	Common stock	56
Cereplast Inc.	Common stock	624
Chesapeake Energy Corp.	Common stock	4,762
Chevron Corp.	Common stock	51,765
China Sunergy	Common stock	462
Chipotle Mexican Grill, Inc.	Common stock	1,322
Citigroup Inc.	Common stock	4,532
Claymore Exchange	Common stock	5,272
Cohen & Steers Select Utility Fund	Common stock	7,975
Columbus Gold Corp.	Common stock	200
Compania de Minas Buenaventura	Common stock	6,778
Constellation Brands Inc.	Common stock	1,912
Cord Blood Amer Inc.	Common stock	16,803
Corning Inc.	Common stock	197,480
Crosshair Exploration & Mining Corp.	Common stock	133
CurrencyShares Swiss Franc Trust	Common stock	4,806
Deep Earth Res Inc.	Common stock	60
Deere & Company	Common stock	1,088
Delta Petroleum Corp.	Common stock	2,600
Diamond Offshore Drilling Inc.	Common stock	9,842
Direxion	Common stock	2,958
East West Bancorp, Inc.	Common stock	1,617
Eastmain Resources Inc.	Common stock	1,305
ECU Silver Mining Inc.	Common stock	353
Eden Energy Corp.	Common stock	210
Eldorado Gold Corp.	Common stock	21,255
Empire District Electric Company	Common stock	7,492
Empire Energy Corporation International	Common stock	175
ERHC Energy Inc.	Common stock	28,105
ExxonMobil Corp.	Common stock	41,604
First Trust ISE Water Index Fund	Common stock	748
Flextronics Int'l Inc.	Common stock	21,930
Ford Motor Co.	Common stock	6,850
FortuNet, Inc.	Common stock	10,140
Garmin Ltd.	Common stock	1,632
Gasco Energy Inc.	Common stock	270
General Electric Co.	Common stock	21,713

Index

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
EIN: 73-0785597 Plan #002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009
Identity of issue, borrower, lessor, or similar party		Description of investment	Current value
	Common Stocks
	Geologix Explorations Inc.	Common stock	$269
	Gold Corp Inc.	Common stock	7,871
	Gold Fields Ltd.	Common stock	1,019
	Goldspring Inc.	Common stock	700
	Goodyear Tire & Rubber Co.	Common stock	1,410
	Gran Tierra Energy, Inc.	Common stock	7,650
	Great Basin Gold Ltd.	Common stock	684
	Greenbelt Resources Corporation	Common stock	130
	GreenHunter Energy, Inc.	Common stock	920
	Halliburton Company	Common stock	10,541
	Helix Energy Solutions Group Inc.	Common stock	2,350
	Heska Corp	Common stock	5,280
	HKN, Inc.	Common stock	382
	The Home Depot, Inc.	Common stock	1,447
	Intl Business Mach	Common stock	13,090
	iShares Silver Trust	Common stock	11,908
	iShares MSCI EAFE Index	Common stock	133,852
	iShares Russell 1000 Index	Common stock	172,547
	iShares Russell 2000 Index	Common stock	43,883
	Ivanhoe Mines LTD	Common stock	14,610
	JPMorgan Chase & Co.	Common stock	13,281
	Johnson & Johnson	Common stock	7,479
	KBR, Inc.	Common stock	11,400
	Kellogg Company	Common stock	2,197
	Key Energy Services Inc.	Common stock	633
	Kiska Metals Corp	Common stock	70
	Kodiak Oil & Gas Corp	Common stock	4,440
	Level 3 Communications Inc.	Common stock	1,530
	Marathon Oil Corp.	Common stock	16,726
	Market Vectors Steel ETF	Common stock	1,310
	Maverick Oil & Gas Inc.	Common stock	8
	McDermott Int'l	Common stock	480
	McDonald's Corp	Common stock	6,412
	Medtronic Inc.	Common stock	4,398
	MGM Mirage	Common stock	684
	Murphy Oil Corp.	Common stock	43,375
	National Oilwell Varco, Incorporated	Common stock	13,227
	National Storm Management Inc.	Common stock	141
	Netlist Inc.	Common stock	15,570
	Newmont Mng Corp.	Common stock	4,741
*	Noble Energy, Inc.	Common stock	44,261,178
	Northern Dynasty Expls LTD	Common stock	11,688
	Northwest Biotherapeutics Inc.	Common stock	3
	Novartis	Common stock	5,443
	Oilsands Quest, Inc.	Common stock	10,522
	Particle Drilling Technologies, Inc.	Common stock	2
	Pepsico, Inc.	Common stock	16,920
	Petrohawk Energy Corporation	Common stock	3,718
	Petroleo Brasilero	Common stock	4,942
	PetroSun Drilling Inc.	Common stock	1,237
	Pfizer Inc.	Common stock	17,434
	PNC Financial Services	Common stock	2,362
	PowerShares DB US Dollar Index Bullish	Common stock	11,016
	PowerShares Exchange Traded FD TR Dynamic	Common stock	1,679
	PowerShares Exchange Traded FD TR II	Common stock	578
	PowerShares Global Water Portfolio	Common stock	2,399
	ProShares TR Ultra Short Oill & Gas	Common stock	56,056
	Qiao Xing Universal Telephone Inc.	Common stock	1,314
	Qwest Comm Int'l Inc.	Common stock	6,588
	Radient Pharmaceuticals Corp.	Common stock	97
	Research in Motion Ltd.	Common stock	1,351
	Rex Energy Corporation	Common stock	4,800
	Royal Dutch Shell PLC	Common stock	6,011
	Samex Mining Corp	Common stock	310

Index

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
EIN: 73-0785597 Plan #002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009
Identity of issue, borrower, lessor, or similar party		Description of investment	Current value
	Common Stocks
	SandRidge Energy, Inc.	Common stock	19,426
	Sector SPDR TR SHS Ben Int Energy	Common stock	2,054
	Silvercorp Metals Inc.	Common stock	6,600
	Silver Star Energy Inc.	Common stock	7
	Silver Wheaton Corp.	Common stock	7,510
	Sirius XM Radio Inc.	Common stock	1,200
	Smith & Wesson Hldg Corp.	Common stock	7,975
	Sony Corp.	Common stock	29,005
	Southwestern Energy Co.	Common stock	28,920
	SPDR Gold Trust	Common stock	9,121
	SPDR S&P Metals and Mining ETF	Common stock	11,404
	Sympower Co.	Common stock	500
	Tengasco Inc.	Common stock	702
	Terax Energy Inc.	Common stock	8
	Tesoro Corporation	Common stock	5,490
	Tournigan Ventures Corp.	Common stock	90
	Ultra Petroleum Corp.	Common stock	32,010
	United States Gasoline Fund, LP	Common stock	8,231
	United States Natural Gas Fund, LP	Common stock	353
	United States Oil Fund, LP	Common stock	14,533
	United Technologies Corp.	Common stock	18,305
	Vanguard Int'l Equity Index FD Inc.	Common stock	48,199
	Vanguard Index FDS formerly Vanguard	Common stock	29,456
	Vanguard Index FDS Vanguard Small Cap	Common stock	12,020
	Verizion Communications	Common stock	9,939
	Wells Fargo & Co.	Common stock	6,517
	XL Capital Ltd.	Common stock	7,332
	XTO Energy Inc.	Common stock	35,363
	Yingli Green Energy Holding Co. Ltd.	Common stock	14,229
	Total Common Stocks		46,173,903

	Other Investments
	Baidu, Inc. Call Option	Other investments	(3,440)
	Boardwalk Pipeline Partners LP	Other investments	16,906
	Senior Housing Property Trust	Other investments	2,549
	Williams Coal Seam Gas Royalty Trust	Other investments	1,296
	Total Other Investments		17,311

*	Participant Loans	Interest rates range from 3.25% to 9.75%; maturities from January 1, 2010 through July 31, 2024	3,701,298
	Total Participant Loans		3,701,298

	Total Investments		$154,937,318

*	Represents party-in-interest.

Note: Historical cost information has been omitted for participant-directed investments.

See accompanying report of independent registered public accounting firm.

Index

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or person who administers the employee benefit plan), has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Date: June 3, 2010	By:	/s/ Andrea Lee Robison
Andrea Lee Robison,
Vice President, Human Resources of Noble Energy, Inc.

Index

INDEX TO EXHIBIT

Exhibit number	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm